February 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:	Claudia Rios

Re:	Titan America SA

Registration Statement on Form F-1, as amended

File No.: 333-284251

Dear Ms. Rios:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Titan America SA (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-1 (File No.: 333-284251) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 p.m. Eastern Daylight Time on February 6, 2025, or as soon as practicable thereafter. The Company hereby authorizes Jeffrey D. Karpf of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, to modify or withdraw this request for acceleration orally. By separate letter, the representatives of the several underwriters of the issuance of the securities being registered join in this request for acceleration.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Karpf at +1 212 225 2864 and that such effectiveness also be confirmed in writing.

Very truly yours,

Titan America SA

By:	/s/ Bill Zarkalis
	Name:	Bill Zarkalis
	Title:	Chief Executive Officer

cc:	Jeffrey D. Karpf, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Lillian Tsu, Esq.

Cleary Gottlieb Steen & Hamilton LLP